

Orla Mining Reports Fourth Quarter and Year End 2023 Results
Record Annual Production Driving Continued Cash Flow Generation

Vancouver, BC – March 19, 2024 – **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") today announces the results for the fourth quarter and year ended December 31, 2023.

(All amounts expressed in U.S. dollars unless otherwise stated)

Fourth Quarter 2023 Highlights

- Fourth quarter gold production was a record 34,484 ounces and gold sold was 31,300 ounces *(pre-released)*. Full year 2023 gold production was a record 121,877 ounces, exceeding the Company's increased full year gold production guidance range of 110,000 to 120,000 ounces (initial production guidance range was 100,000 to 110,000 ounces).

- All-in sustaining costs ("AISC")[1] was $802 per ounce of gold sold during the fourth quarter 2023. Full year 2023 AISC was $736 per ounce of gold sold, within the Company's revised full year 2023 AISC guidance of $700 to $800 per ounce of gold sold (initial AISC guidance range was $750 to $850 per ounce of gold sold).

- Adjusted earnings[1] for the fourth quarter were $15.7 million or $0.05 per share.

- Net loss for the fourth quarter was $58.4 million or ($0.19) per share. This includes a non-cash impairment charge of $72.4 million on the Cerro Quema Project.

- During the quarter, the Panamanian Ministry of Commerce and Industry ("MICI") rejected the requests for extension for the three mining concessions comprising Cerro Quema and declared the concessions cancelled. This cancellation followed Panama's passing of Executive Decree No. 23/2023 in October 2023 and Law 407 in November 2023. The Company is exploring all legal remedies available in response to these cancellations and intends to file a Notice of Intent to Arbitrate under the Panama-Canada Free Trade Agreement (the "FTA").

- Cash flow from operating activities before changes in non-cash working capital during the fourth quarter was $24.7 million.

- Exploration and project expenditure was $12.6 million during the quarter, of which $3.3 million was capitalized and $9.3 million was expensed.

- As at December 31, 2023, Orla's cash balance was $96.6 million and net cash[1] was $8.3 million. During the quarter, the Company repaid $25 million towards its revolving credit facility, reducing the balance outstanding under the facility to $88.4 million. The Company also paid the final installment of $22.8 million to Fresnillo plc ("Fresnillo") as part of the layback agreement.

"The fourth quarter bookended a second consecutive year of operational outperformance at the Camino Rojo Oxide Mine. We are disappointed in the current investment climate in Panama, particularly as it relates to our Cerro Quema Project, but we remain steadfast in our overall near-term strategy; we started 2024 in a net cash position and we are continuing to invest in our growth opportunities in Nevada and Mexico.

- Jason Simpson, President and Chief Executive Officer of Orla

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[1] AISC, adjusted earnings and net cash are non-GAAP measures. See the "*Non-GAAP Measures*" section of this news release for additional information.

News Release

Financial and Operations Update

Table 1: Financial and Operating Highlights		Q4 2023	FY 2023
Operating			
Gold Produced	oz	34,484	121,877
Gold Sold	oz	31,300	118,993
Average Realized Gold Price[1]	$/oz	$1,974	$1,941
Cost of Sales – Operating Cost	$M	$16.4	$57.7
Cash Cost per Ounce[1]	$/oz	$536	$506
All-in Sustaining Cost per Ounce[1]	$/oz	$802	$736
Financial			
Revenue	$M	$62.9	$233.6
Net Income (Loss)	$M	$(58.4)	$(27.0)
Adjusted Earnings[1]	$M	$15.7	$47.8
Earnings (loss) per Share – basic	$/sh	$(0.19)	$(0.09)
Adjusted Earnings per Share – basic[1]	$/sh	$0.05	$0.15
Cash Flow from Operating Activities before Changes in Non-Cash Working Capital	$M	$24.7	$68.9
Free Cash Flow[1]	$M	$(8.2)	$23.6
Financial Position		**Dec 31, 2023**	**Dec 31, 2022**
Cash and cash equivalents	$M	$96.6	$96.3
Net cash (debt)[1]	$M	$8.3	$(49.5)

[1] Non-GAAP measure. Please see the "*Non-GAAP Measures*" section of this news release for additional information. Free cash flow in Q4 includes final payment of $22.8m to Fresnillo with regard to the Layback Agreement).

Fourth Quarter 2023 Financial and Operations Summary

The Camino Rojo Oxide Gold Mine achieved a record quarterly gold production of 34,484 ounces of gold in the fourth quarter of 2023 at an average ore stacking rate of 18,998 tonnes per day. The average mining rate during the fourth quarter was 28,955 tonnes per day with a strip ratio of 0.43. The average grade of ore processed during the fourth quarter was 0.73 g/t gold, in line with plan. Gold sold during the fourth quarter 2023 totaled 31,300 ounces. Tonnes of waste mined remained lower than planned during the quarter as the Company awaited receipt of permits from the Secretariat of Environment and Natural Resources (known as "SEMARNAT") for access to certain areas of the pit. Fourth quarter cash costs and AISC totaled $536 and $802 per ounce of gold sold, respectively. AISC in the fourth quarter was impacted by higher sustaining capital related to the timing of execution of planned and unplanned projects.

Exploration and Projects Update

In the fourth quarter, exploration efforts were concentrated on drilling activities at Camino Rojo in Mexico and South Railroad in Nevada, US. Throughout 2023, drilling totaled 77,955 metres, with a focus on these key projects. In early 2024, Orla released multiple press releases highlighting the results of exploration activities from the second half of 2023 at the Camino Rojo and South Railroad projects.

News Release

Camino Rojo Exploration Update (Mexico)

In 2023, a comprehensive drilling program at Camino Rojo covered a total of 57,715 metres, with 37,677 metres allocated to infill and extension drilling on the Sulphides deposit, 6,503 metres drilled on the near-mine oxide extension, and 13,535 metres dedicated to regional exploration aimed at uncovering new satellite discoveries.

Following positive results from the 2023 Sulphides Extension drill program, exploration efforts in 2024 will shift from infill drilling of the Caracol-hosted Sulphides to focus on assessing the extensions of the Camino Rojo deposit, referenced below. The Company will also continue to advance underground resources estimation and advance the economic evaluation of the Caracol-hosted mineralization.

High grade poly-metallic gold-silver-zinc intersections continue to support potential for Camino Rojo Sulphides Extensions

Orla has confirmed and discovered new sulphide mineralization extending beyond the established open pit mineral resource boundaries at Camino Rojo. This drilling and mineralization is building on an updated geological model and the success of the previously reported CRSX22-15C hole drilled 200 metres down-plunge from the existing resources.

The highly positive intercepts, both historical and recent, justified the execution of a new drill section in the second half 2023, targeting 450 metres down-plunge from the existing resources, along the dike zone structure. This significant step-out drilling initiative consisted of drilling 2,400 metres, targeting the area around the positive historical intercept in hole CR12-366D (15.7 g/t Au, 29.0 g/t Ag, 0.73% Zn, 0.10 % Pb, 0.08% Cu (19.6 g/t AuEq) over 4.5 metres. This new drill section confirmed the presence of significant polymetallic semi-massive to massive sulphide replacement mineralization.

Initial metallurgical testing on polymetallic sulphide mineralization material from CRSX-22-07 and CRSX-22-08C were positive with high gold recovery reported in both CIL bottle roll tests between 81-96% and rougher flotation on the CRSX-22-07 material produced a gold concentrate with 85-88% gold recovery. Open-circuit zinc cleaner tests on material from CRSX-22-07 produced a zinc concentrate with zinc grades of 52% and over 85% zinc recovery. These results suggest this new style of mineralization may be amenable to both standard cyanide processing and flotation. Orla plans to further explore these promising results through additional metallurgical test work in 2024.

For additional details, please see press releases dated February 22, 2024 (*Orla Mining Discovers New Style of Sulphide Mineralization at Camino Rojo Extending 0.5km Beyond Current Resources*), and June 22, 2023 (*Orla Mining Provides Update on Successful Drilling Program in Mexico*).

Near mine oxide layback drilling seeking to confirm mineralization with targeted mineral resource addition

The Company completed drilling in the oxide pit layback to confirm and delineate mineralization on the Fresnillo property, located immediately north of and adjacent to the Camino Rojo Oxide Mine open pit. Results from the 2,503-metre layback drill program were positive and as expected and are included in the 2023 year-end mineral resource and mineral reserve estimate update set forth in the Company's annual information form for the year ended December 31, 2023. Additionally, 4,000 metres of drilling was performed, with encouraging results, targeting the extension of oxide gold mineralization hosted by key structures controlling oxide mineralization within and beyond the currently designed oxide open pit.

South Railroad Exploration Update (Nevada, US)

Orla completed 14,695 metres of drilling in the first full year of exploration at South Railroad, following the acquisition of the project in August 2022. The exploration objectives at South Railroad are to upgrade and grow resources at satellite deposits and drill test multiple targets for new discovery. During the second half of 2023, exploration focused on infill drilling to support upgrading resources at the North Bullion deposit, testing the pit extension potential of the Dark Star and Pinion deposits, and testing exploration targets across the South Railroad Project.

Initial results released on March 7, 2024 demonstrated that the Company has extended oxide gold mineralization at the Pinion and Dark Star deposits outside of the current projected open pits. Meanwhile, infill drill results met expectations, confirming robust oxide mineralization within projected pits, while supplying material for new metallurgical column test work to further optimize the planned development project.

Subsequent to quarter end, the Company announced on February 26, 2024, the acquisition of Contact Gold Corp. ("Contact"). Contact's key asset is the 100%-owned Pony Creek property, a 4,500 hectare exploration land package, strategically located adjacent to Orla's South Railroad property in the southern part of the Carlin trend in Nevada. Contact also owns the Green Springs property located in the southern end of the Cortez trend. Under the terms of the proposed transaction, each holder of Contact shares will receive, for each Contact share held, 0.0063 of an Orla common share, representing a total purchase price of approximately US$8.1 million. It is anticipated that the transaction with Contact will close in the second quarter of 2024.

An additional release of results related to the North Bullion deposit and other regional targets, as well as exploration plans for 2024, will be released in the coming weeks.

Full drill results are available at www.orlamining.com.

Panama Update

In November 2023, the National Assembly of Panama passed Law 407 that included a moratorium on granting, renewing, or extending concessions for the exploration, extraction, or exploitation of metal mining in Panama. On December 15, 2023, Minera Cerro Quema, S.A. ("MCQSA"), the Company's subsidiary that holds the Cerro Quema Project, received three resolutions from MICI. The resolutions rejected the request for extension for the three mining concessions comprising the Cerro Quema Project, retroactively declared the concessions canceled, and declared the area comprising the concessions to be a reserve area under the Panamanian mining code. Under the Panamanian mining code, MICI is prohibited from granting mining concessions for exploration or extraction on a reserve area. On December 26, 2023, MCQSA filed requests for reconsideration of MICI's decisions. On March 11, 2024,

MICI rejected the requests for reconsideration. For further details, please see the Orla's press release dated December 18, 2023, *Orla Mining Provides Update on Panama and the Cerro Quema Project*.

The Company is exploring all legal remedies available to protect its historical investments and potentially unlock additional value for its stakeholders in respect of the Cerro Quema Project. The Company intends to file a Notice of Intent to Arbitrate under the FTA. The Notice of Intent facilitates consultations between the Government of Panama and the Company. In the event that such consultations are unsuccessful, the Company expects to proceed to file a Request for Arbitration. Although the Company intends to pursue these legal remedies, the Company's preference is an amicable resolution with the Government of Panama that results in a positive outcome for all stakeholders.

In light of these events, the Company has evaluated the facts, circumstances, and the significant uncertainties associated with mining in Panama. Orla took a prudent approach and did not include any estimated future cash flows from activities involving the exploration, extraction, or exploitation of metal mining since these activities were legally prohibited as at December 31, 2023. As a result, the Company recognized an impairment charge of $72.4 million at the Cerro Quema Project during the year ended December 31, 2023. The estimated recoverable amount of $10.0 million relates to the value of land ownership and possession rights in Panama, which the Company acquired with a view to developing the project. This impairment has been taken without prejudice to, or without at present attributing any specific value to, the legal remedies that may be obtained through any arbitration proceedings or otherwise.

2024 Guidance

As set forth in the Company's January 16, 2024 news release, gold production from the Camino Rojo Oxide Mine is expected to be 110,000 to 120,000 ounces in 2024. The Company is planning to mine approximately 8.3 million tonnes of ore and 9.9 million tonnes of waste for a total of 18.2 million tonnes mined resulting in a waste to ore strip ratio of 1.20. The increased strip ratio in 2024 is a result of increased waste mining planned for the east-west pit expansion following the receipt of applicable permits.

Gold Production	**Oz**	**110,000 – 120,000**
Total Cash Cost (net of by-product)	**$/oz au sold**	**$625 - $725**
All-in sustaining cost ("AISC")	**$/oz au sold**	**$875 - $975**
Capital Expenditures	**$m**	**$31.0**

Sustaining capital expenditures
    PP&E / Leases
    Exploration – capitalized
	$m	**$18.0**
		$17.5
		$0.5

Non-sustaining capital expenditures
    Projects
    Exploration – capitalized
	$m	**$13.0**
		$2.0
		$11.0

Exploration Expenses & Project Development (expensed)	**$m**	**$31.0**
Corporate G&A (inclusive of share-based compensation)	**$m**	**$19.0**

1. AISC is a non-GAAP measure. See the "Non-GAAP Measures" section of this news release for additional information.
2. Exchange rates used to forecast cost metrics include MXN/USD of 18.0 and CAD/USD of 1.33. A +/-1.0 change to the MXN/USD exchange rate would have an impact of +/-$10/oz on AISC.

Camino Rojo's 2024 total cash cost is expected to be in a range of $625 to $725 per ounce of gold sold, including royalties and net of changes in inventory, while sustaining capital expenditures are expected to total $18.0 million, of which $12.5 million is for the planned heap leach pad expansion (phase 2) which is scheduled for the first half of 2024 and $0.5 million is for capitalized exploration on the Camino Rojo oxide layback. About half of the annual sustaining capital is expected to be spent in the first quarter 2024, which will result in a higher AISC for the period. Non-sustaining capital is expected to total $13.0 million in 2024 with $11.0 million related to the Camino Rojo Extension exploration. AISC for 2024 is expected to be in the range of $875 to $975 per ounce of gold sold. The higher AISC guidance range in 2024 versus 2023 is predominantly a result of increased waste stripping at Camino Rojo (~$85/oz) and sustaining capital related to the heap leach pad expansion (~$110/oz).

Income tax expense during 2024, including Mexican Special Mining Duty, is expected to range between $35.0 and $40.0 million. The Company pays income tax in monthly instalments, with a final annual true-up in March upon filing its year-end tax returns. The Special Mining Duty related to 2023 totals $9.1 million and is expected to be paid in March of this year.

Financial Statements

Orla's audited financial statements and management's discussion and analysis for the year ended December 31, 2023, are available on the Company's website at www.orlamining.com, and under the Company's profiles on SEDAR+ and EDGAR.

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are the Qualified Persons as defined under NI 43-101 - *Standards of Disclosure for Mineral Projects*.

Fourth Quarter 2023 Conference Call

Orla will host a conference call on Wednesday, March 20, 2024, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the fourth quarter and year ended 2023:

Dial-In Numbers / Webcast:

Conference ID: 5844017

Toll Free: 1 (888) 550-5302

Toll: 1 (646) 960-0685

Webcast: https://orlamining.com/investors/presentations-and-events/



News Release

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The property is 100% owned by Orla and covers over 160,000 hectares which contains a large oxide and sulphide mineral resource. Orla also owns 100% of Cerro Quema located in Panama which includes a pre-feasibility-stage, open-pit, heap leach gold project and a copper-gold sulphide resource. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Non-GAAP Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS"")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP"). In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

Average Realized Gold Price

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. The Company believes the measure is useful in understanding the gold price realized by the Company throughout the period.

AVERAGE REALIZED GOLD PRICE	Q4 2023	Q4 2022	2023	2022
Revenue	$ 62,946	$ 56,758	$ 233,643	$ 193,230
Silver sales	(1,166)	(229)	(2,688)	(836)
Gold sales	61,780	56,529	230,955	192,394
Ounces of gold sold	31,300	32,438	118,993	107,502
AVERAGE REALIZED GOLD PRICE	$ 1,974	$ 1,743	$ 1,941	$ 1,790

Net Cash (Debt)

Net cash (debt) is calculated as cash and cash equivalents and short-term investments less total debt adjusted for unamortized deferred financing charges at the end of the reporting period. This measure is used by management to measure the Company's debt leverage. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net debt is useful to evaluate the Company's leverage and is also a key metric in determining the cost of debt.

NET CASH (DEBT)	Dec 31, 2023	Dec 31, 2022
Cash and cash equivalents	$ 96,632	$ 96,278
Less: Current portion of long term debt	—	(45,000)
Less: Long term debt	(88,350)	(100,795)
NET CASH (DEBT)	$ 8,282	$ (49,517)

News Release

Adjusted Earnings and Adjusted Earnings per share

Adjusted earnings excludes deferred taxes, unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company. The Company believes these measures are useful to market participants because they are important indicators of the strength of operations and the performance of the core business. With the addition of performance share units ("PSUs") at the end of Q1 2023, the Company expects greater volatility in share-based payments expense going forward. Accordingly, the effect of these PSUs in the calculation of adjusted earnings was excluded.

ADJUSTED EARNINGS		Q4 2023		Q4 2022		2023		2022
Net income (loss) for the period	$	(58,442)	$	18,690	$	(27,010)	$	45,770
Impairment and derecognition of exploration properties		72,743		—		72,743		—
Unrealized foreign exchange		1,300		1,971		(843)		(1,862)
Loss on extinguishment of credit facility		—		—		1,547		13,219
Accretion on deferred revenue		123		—		676		—
Share based compensation related to PSUs		(22)		—		121		—
Other		—		—		517		—
ADJUSTED EARNINGS	$	15,702	$	20,661	$	47,751	$	57,127
Millions of shares outstanding – basic		314.5		304.5		311.5		272.2
Adjusted earnings per share – basic	$	0.05	$	0.07	$	0.15	$	0.21

Companies may choose to expense or capitalize their exploration expenditures. The Company expenses exploration costs based on its accounting policy. To assist the reader in comparing against those companies which capitalize their exploration costs, please note that included within Orla's net income (loss) for each period are exploration costs which were expensed, as follows:

		Q4 2023		Q4 2022		2023		2022
Exploration & evaluation expense	$	9,316	$	5,605	$	34,616	$	18,939

Free Cash Flow

The Company believes market participants use Free Cash Flow to evaluate the Company's operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS. Free Cash Flow is calculated as the sum of cash flow from operating activities and cash flow from investing activities, excluding certain unusual transactions.

FREE CASH FLOW		Q4 2023		Q4 2022		2023		2022
Cash flow from operating activities	$	21,903	$	31,836	$	65,296	$	95,311
Cash flow from investing activities		(30,062)		(20,188)		(41,728)		(13,356)
FREE CASH FLOW	$	(8,159)	$	11,648	$	23,568	$	81,955
Millions of shares outstanding – basic		314.5		304.5		311.5		272.2
Free cash flow per share – basic	$	(0.03)	$	0.04	$	0.08	$	0.30

Cash Costs and All-In Sustaining Costs

The Company calculates cash cost per ounce by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. Management believes that this measure is useful to market participants in assessing operating performance.

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to market participants in assessing operating performance and the Company's ability to generate free cash flow from current operations.

Figures are presented only from April 1, 2022, as the Camino Rojo Oxide Gold Mine commenced commercial production on that date.

CASH COST	Q4 2023	Q4 2022	2023	2022
Cost of sales – operating costs	$ 16,383	$ 13,482	$ 57,672	$ 36,231
Royalties	1,562	1,439	5,795	3,755
Silver sales	(1,166)	(229)	(2,688)	(617)
Other			(517)	(503)
CASH COST	$ 16,779	$ 14,692	$ 60,262	$ 38,866
Ounces sold	31,300	32,438	118,993	86,618
Cash cost per ounce sold	$ 536	$ 453	$ 506	$ 449

ALL-IN SUSTAINING COST	Q4 2023	Q4 2022	2023	2022
Cash cost, as above	$ 16,779	$ 14,692	$ 60,262	$ 38,866
General and administrative expenses	3,913	2,741	13,408	7,634
Share based payments	558	526	2,818	1,582
Accretion of site closure provisions	127	160	521	395
Amortization of site closure provisions	(64)	105	324	448
Sustaining capital	3,590	2,116	7,935	3,533
Sustaining capitalized exploration expenses	—	—	1,476	—
Lease payments	214	216	820	442
ALL-IN SUSTAINING COST	$ 25,117	$ 20,556	$ 87,564	$ 52,900
Ounces sold	31,300	32,438	118,993	86,618
All-in sustaining cost per ounce sold	$ 802	$ 634	$ 736	$ 611

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the Company's production and cost outlook, including expected production, AISC, processing throughputs, operating costs, sustaining and non-sustaining capital expenditures, exploration and development expenditures, corporate general and administrative expenses and income tax payments; the Company's exploration program, including timing, expenditures and the goals and results thereof; and the Company's strategy with respect to Panama and potential arbitration filings under the FTA. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; the impact of coronavirus ("COVID-19") on the Company's operations; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties.Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to the Company's indebtedness; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; risks related to the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources", "indicated mineral resources", "measured mineral resources" and "mineral resources" used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission ("SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the



News Release

Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are "substantially similar" to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of Industry Guide 7. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.